Annual Report
April 2026

Madco3d LLC
55 Liberty Street New York, NY 10005
https://madco3d.com

Company:

Company: Madco3d LLC
Address: 55 Liberty Street, New York, NY 10005 State of Incorporation: NY
Date Incorporated: July 24, 2018

The Company and its Business

Company Overview

Madco3d LLC ("the Company") was formed in New York on July 24th, 2018. Madco3d is a construction technology company developing robotic, autonomous 3d-printing systems, along with design and build services to help solve the housing crisis, restore the coastal marine environment, and redefine the construction paradigm.

At Madco3d, our mission is to revolutionize the housing industry through our groundbreaking 3d concrete printing technology. With the ability to construct an 800-square-foot home in less than a week, we are dedicated to addressing pressing global issues such as the housing shortage, ocean conservation, and sustainability. We thrive on continuous innovation and collaboration to provide effective solutions.

Our operations in New Hampshire, where we utilize our cutting-edge concrete printing technology within a historic mill and at the University of New Hampshire Olson Center for Advanced Manufacturing, has garnered significant interest from prospective homeowners locally and nationwide. By fostering key partnerships with industry innovators, employing advanced technology, and assembling a rapidly growing team of experts, we are poised to construct a brighter, more sustainable future.

Industry

The United States is currently facing a substantial housing shortage, with a projected need for 4 million new homes by 2026. Furthermore, nearly 600,000 Americans find themselves homeless on any given night. The conventional method of constructing stick-built homes is not only expensive but also inefficient and time-consuming. The outdated approach to construction is compounded by various factors such as inflated prices for building materials resulting from the pandemic, supply chain disruptions, the impact of climate change, and a nationwide shortage of construction workers. These challenges highlight the urgent need to embrace more modern and cost-effective constn1ction methodologies.

The U.S. construction market was valued at $2.1 trillion as of 2024 and is projected to reach an AAGR of more than 4% between 2024-2027. The global construction market is forecasted to grow by 85% to $15.5 trillion by 2030. The 3d-printing market itself is gaining major traction, and many new Federal programs are granting support to increase U.S. additive manufacturing.

https://www.zillow.com/research/affordability-crisis-missing-homes-32791/

https://www.buildingradar.com/construction-blog/how-big-is-the-construction-industry-in-the-usa-market-analysis

https://www.globaldata.com(store/report/usa-constn,ction-market-analysis/

https://constructiondigitaI.com;articles/globaI-construetion-market-to-grow-8-tri11ion-by-2030

https://www.whitehouse.gov/cea/written-%20materials/2022/05/09/using-additive-manufacturing•to•improve•supply- chain-resilience-and-bolster-small-and-%20mid-si1.e-r.rms/

https://www.security.org/resources/homeless-statistics/

Technology Approach

Madco3d is committed to simplifying construction processes. Through the use of robots for 3d-printing concrete homes and structures, we aim to minimize material waste by up to 90%, incorporate fire and insect-resistant materials, and provide dependable severe weather-proof construction. Additionally, our approach allows us to reduce construction costs by 10%, while simultaneously enhancing the quality and durability of structures.

At Madco3d, we have developed a unique concrete formula that is both environmentally friendly and highly beneficial for marine ecosystems. Our sand-based concrete is non-toxic, possesses CO_2 absorption properties, and is carefully formulated to match the pH level of the ocean, promoting accelerated reef recovery. Through our in-house expertise, we believe we have perfected the 3d-printing process specifically tailored for this exceptional material, enabling us to effectively replace coral reefs.

Current Stage and Roadmap Current Stage

We are proud to have formed crucial collaborations with the University of New Hampshire's Olson Center for Advanced Manufacturing and Sika, a globally renowned concrete company. These alliances have resulted in an accumulation of over a hundred inquiries for our homes in New Hampshire, the Northeast, and Florida. We possess a host of safeguarded data, trademarks, and state-of-the-art technologies to further bolster our capabilities.

Further, our connections with In-House Group (Manhattan-based general contractors), Kushner

Studios, and Architecture+ Design P.C. are key elements of our construction execution in the greater NYC region and beyond.

The Company is currently in the research and development and initial production stage. In the Fall of 2025, we completed the first house utilizing 3d printing in New Hampshire, with an additional 3d printed retaining wall currently finishing completion at the site. The Company in partnership with Kushner Studios is in the design phase of a luxury 3d printed home in Louisiana. Also in design by Kushner Studios is a Pool House in Gardiner, New York, for which Madco3d will be doing the 3d printing. These are some of many housing projects to come in our pipeline.





Photographs of 32 Jane Street, Manchester, NH: Courtesy of Sylvain Yaakov.

Rendering of Gardiner NY Pool House: Courtesy of Kushner Studios.



Rendering of Luxury Louisiana House: Courtesy of Kushner Studios.

Future Roadmap

Our ambitions extend far beyond reef restoration and housing development. We are actively forging partnerships with Human BioSciences to explore the development of 3d-printed living coral, further advancing our efforts to address the climate crisis and rejuvenate the ocean's natural splendor. By fostering new collaborations and leveraging cutting-edge technologies, we aspire to make a significant impact in solving the climate crisis and restoring the breathtaking beauty of our oceans.

The Team

Managers

Name: Adam Kushner

Adam Kushner's current other primary role is with Kushner Studios Architecture+Design, P.C.. Adam Kushner currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

•   Position: President & CEO
Dates of Service: July, 2018 - Present
Responsibilities: Outreach, Marketing, Project Development, Design/Architecture. Currently does not take a salary.

•   Position: Chairman of Board of Managers Dates of Service: July, 2018 - Present
Responsibilities: Manages and directs the overall business affairs of the company

Other business experience in the past three years:

•   Employer: Kushner Studios Architecture+Design, P.C. Title: President
Dates of Service: April, 1997 - Present
Responsibilities: Outreach, Project Development, Design/Architecture.

Other business experience in the past three years:

•   Employer: In House Group, Inc Title: President
Dates of Service: March, 2007 - Present
Responsibilities: Outreach, Project Development, Construction.

Name: Daniel Bernard

Daniel Bernard's current primary role is with the Issuer. Positions and offices currently held

with the issuer:

•   Position: Executive Vice President Dates of Service: July, 2018 - Present
Responsibilities: Focus on short and long-term planning and innovation; team creation and management; business
strategy; day-to-day operations;: sustainability/ESG matters and values. Currently does not

take a salary.

•   Position: Secretary
Dates of Se1vice: July, 2018 - Present
Responsibilities: Maintains and keeps corporate records, a book of the minutes of all meetings of managers and shareholders, and gives notice of all meetings of shareholders and managers.

•   Position: Board Manager
Dates of Service: July, 2018 - Present
Responsibilities: Manage and direct the business and affairs of the Company

Other business experience in the past three years:

•   Employer: Ecodot.com, Inc.
Title: Founder
Dates of Service: November, 2009 - Present
Responsibilities: Product development, dealing with key clients

Name: Timothy Lucido

Positions and offices currently held with the issuer:

•   Position: Board Manager
Dates of Se1vice: December, 2019 - Present
Responsibilities: Manage and direct the business and affairs of the Company. Currently does not take a salary.

•   Position: Executive Vice President
Dates of Service: December, 2019 - Present
Responsibilities: Finance, Engineering. Currently does not take a salary.

•   Position: Treasurer
Dates of Service: December., 2019 - Present
Responsibilities: Keeps and maintains corporate governance books and records of the properties and business transactions of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we•, "us•, •our•, or ..Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Fu1thermore, the purchase of any of the Class B Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Units purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an accredited investor, as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Units in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to pro,1de capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred unit financings in the future, which may reduce the value of your investment in the common units. Interest on debt securities could increase C(>Sts and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of common units. In addition, if we

need to raise more equity capital from the sale of common units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit,

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling Stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount shown on the campaign page.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing large-scale cementitious material 3d printing services. Our revenues are therefore dependent upon the market for large-scale cementitious material 3d printing services, although the markets are varied, including housing construction, commercial construction, coastal marine protection and restoration, and fine art and furnishings.

We may never have an operational product or service

It is possible that there may never be an operational large-scale cementitious material 3d printing service or that the services and products may never be used to engage in transactions. It is possible that the failure to release the service or product is the result of a change in business model upon Company's making a determination that the business model, or s<,me other factor, will not be in the best interest of Company and its unitholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational prc1duct or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best i1 1terest of the Company and its unitholders.

Developing new products and technologies causes significant risks and uncertainties
We are currently in the research and development stage of Madco3d's sand deposition 3d printing equipment and FlashcreteTM autonomous robotic system for construction, and have only manufactured a working production prototype for our sand deposition 3d printing machine. Delays or cost overruns in the further development of our sand deposition 3d printing equipment and FlashcreteTM autonomous robotic system, or failure of the product or service to meet our performance estimates maybe caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying have no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the equity we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with ai1 increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits
Madco3d LLC was formed on July 24, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends or profits on any units once our directors determine that we are financially able to do so. Madco3d has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the units.

We are an early-stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Madco3d is a good idea, that the team1 ill be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing intellectual property that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 12 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts 10 prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products and services is partially dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations, both domestically and abroad. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of our products and services may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the same products and services, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, material supply, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages

for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are competing against incumbent traditional construction methods and processes
Although we are a unique company with disruptive technology, we do compete against other incumbent traditional construction and coral restoration methods and processes. Our business growth depends on the market interest in the Company to drive efficiencies beyond what is possible or preferred by traditional methods and processes.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Chief Executive Officer does not currently receive a salary for his role with Madco3D
Adam Kushner, the President and CEO of Madco3d, I.LC (Madco3D), does not currently receive a salary for his work with Madco3D. He currently receives salaries for his concurrent work at Kushner Studios Architecture+Design, P.C. and In House Group, Inc. Although Adam has substantial equity investments in Madco3D, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Madco3D earns $500,000, the board of directors plan to give Adam an initial CEO salary of $10,000 for the first year; once the Company earns $750,000, Adam's initial salary will be $20,000 for the first year; and once the Company earns $1,000,000 or more, his initial CEO salary will be $40,000 for the first year. However, Madco3d will continue to maximize its working capital for the greater benefit of the Company in the near and long term.

The Chief Executive Officer currently splits his time between working for Mad.co3D and other companies
The CEO of Madco3d, LLC, Adam Kushner, currently splits his working time between managing and operating Kushner Studios Architecture+Design, P.C. and In House Group, Inc. in addition to his work with Madco3D. Currently, he spends time working for Kushner Studios and for In House Group. Although Adam intends to devote more of his time to Madco30D moving forward, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Adam Kushner	2,5I0,775	Class A Units	32.8%
Daniel Bernard	2,230,697	Class A Units	29.2%

The Company's Securities

The Company has authorized Class A Units, Class B Units, and Class C Units. As part of the Regulation Crowdfunding raise, the Company offered up to 312,658 of Class B Units.

Class A Units

The amount of security authorized is 7,557,193 with a total of 7,557,193 outstanding.

Voting Rights One vote per unit

Material Rights

Preemptive Rights: Members whose interests do not consist exclusively of Class B Units or Class C Units have the right to purchase, on a pro rata basis, that number of units of New Ownership Interests equal to the product of (a) the aggregate number(,f units of the New Ownership interest proposed to be issued, multiplied by (b) the Percentage Interest of such Member as of the date on which the Company Notice is sent to Preemptive Right Holders.

The term ..New Ownership Interests" means:(i) any newly-issued Membership interest or (ii)any newly-issued Membership Interest Equivalents, other than (I) Class B Units to be issued pursuant to a Regulation Crowdfunding campaign or Class C Units to be issued to directors, employees, consultants, or other service providers of the Company or its Subsidiaries in accordance with the terms of this Agreement; (2) notes or other instruments of indebtedness that are not by their terms convertible, exercisable or exchangeable into Membership Interests or Membership Interest Equivalents; (3) Membership Interest Equivalents issued to vendors to the Company as approved by the Board;(4} Membership Interests or Membership Interest Equivalents issued in connection with any Public Offering or in consideration for any merger or consolidation involving the

Company or any of its Subsidiaries or inconsideration for any acquisition of securities of a Person or all or a material amount of the assets of a business or Person; (5) Membership Interests or Membership Interest Equivalents issued as upon any split, recapitalization or other subdivision or combination of Units and (6) Membership Interests or Membership Interest Equivalents issued to debt financing sources in connection with such debt financing, including, without limitation, equipment leases and bank lines of credit.

Class B Units

The amount of security authorized is 1,442,806 with a total of Outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

For further information on the material rights of this equity class please see the Company's Amended and Restated Limited Liability Company Agreement of Madco3d LLC, attached as Exhibit F to the Offering Memorandum.

Transfers. No Class B Member shall transfer all or any portion of its Class B Units or Membership Interest Equivalents for a period of one year from the date in which such Class B Units were purchased.

Drag Along Right. If, at any time, the holders of more than 50% of the then outstanding Class A Units solicit and approve a sale, merger, or asset acquisition of the Company, Class B Members will be required to cooperate with the Class A Members.

Class C Units

The amount of security authorized is 1,000,000 with a total of Outstanding.

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

There are no material rights associated with Class C Units.

What it means to be a minority holder

As a minority holder of Class B or Class C Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, Class B or Class C investors may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising future equity options or a conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into equity.

If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

•   In an IPO;

•   To the company;

•   To an accredited investor; and

•   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has issued 93,459 Class B units through a crowdfund capital raise between November 2023 and April 2024.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited financial statements for FY 2025 and 2024. Please see our attached financial statements that show both FY 2025 and FY 2024. As we grow and scale, the financial statements will change as well, including expected growth most significantly in revenue, personnel, working capital, and research and development spending.

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue/total other income for fiscal year 2024 was $145,957, a steady revenue increase compared to fiscal year 2024 revenue/total other income of $121,685 due to generating the second larger scale project contract. The next three years include projects in the northeast US region that have been in development with some nearing the contract phase, all together totaling over $30 million of expected revenue. We believe that the U.S. is the most important market for us to demonstrate success with mega-scale 3d printing, so we have spent to date the vast majority of our marketing and business development efforts in the U.S., centered around our northeast U.S. operations.

Net Income (Loss)/ Expenses

Net income for 2025 decreased by a nominal $7,314 from 2024, from -$144,200 to -$151,514, as expenses were incurred associated with full execution of the 32 Jane Street project in Manchester, NH, and the Reefline Marine Cars Prototype project. As our revenue grows over the near term with pipeline projects, our cost of revenue will increase in kind, while expecting positive gross margins, in the single digits to begin with, then growing to double digits.

As the Company platform scales, there are expected increases in operational expenses for personnel and research and development spending, to further advance our technology and intellectual property. Net income is expected to stay roughly flat over the near term, with revenue expected to increase rapidly, and investment in ongoing technology development increasing proportionally to foster more growth.

Historical results and cash flows:

The Company is currently in the research and development and initial production stage, with early revenue generation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because Madco3d pipeline projects are expected to continue to generate growing revenue in 2026 and beyond, resulting in higher revenue and corresponding cost of goods sold, as well as increased research and development and PPE investment. Past cash was primarily generated through equity investments. Our goal is to scale revenue to tens of millions of dollars in the next five years, as our project pipeline, already consisting of millions of dollars of potential forecast revenue and our business development platform is planned to grow rapidly, to meet the urgent affordable housing market demand and the opportunity for commercial construction efficiency optimization. In proportion to our revenue and project growth, Madco3d will also be increasing personnel, research and development, and PPE investment, to address its expanding target markets and industry sectors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)

As of December 31, 2025, the Company has capital resources available in the form of a line of credit for $16,000 from Bank of America, and $77,111 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Ordo you have other funds or capital resources available?)

The funds of the crowdfunding campaign are critical to our company operations.

These funds are required to support project-specific expenses as our project kick off, scaling of personnel, ongoing research and development, production initiation, and company and operational overhead.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, including potential project revenue in 2026, 90% will be made up of funds raised from the crowdfunding campaign.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including revenue and profit growth to organically grow the Company, and only if strategically or financially necessary to increase investor value or market share, will the Company consider a Series A round of funding.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company engaged with Kushner Studios in 2025 for the design phase of the Louisiana new house project, and the design of the 32 Jane Street Retaining Wall project.

Valuation

Pre-Money Valuation, prior to 2023-2024 crowdfunding capital raise: $29,850,916.30

Valuation Details:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD- LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE,"ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH

DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATEDEVENTS.

Post-Money Valuation, post 2023-2024 crowdfunding capital raise: $30,170,882.10

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, business partnerships and relationships, the value of the Company's assets. including technology and intellectual property, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Market Growth & Trends

3d printing as an industry has been growing exponentially, year'1fter year. According to Precedence Research, the global 3d printing construction market size reached USO $3.42 billion in 2022 and it is projected to hit around USO $5I9.49 billion by 2032, poised to grow at a CAGR of 65.25% from 2023to 2032.

With concrete being the most widely used material on the planet, aside from water, the global concrete market, according to The Business Research Company, was $364.12 billion at the end of2022 and is projected to grow at a 7.6% CAGR through 2027, reaching$517.78 billion. Recognizing the larger concrete industry is why Madco3d takes a multi-faceted approach to the autonomous construction industry. Madco3d's FlashcreteTM autonomous robotics system is the next generation of construction automation, leap-frogging traditional 3d printing technology, by addressing reinforced concrete, code- compliant commercial construction, enabling this technology to capture a much larger share of the global concrete construction market FlashcreteTM is also adaptable for multiple construction trades beyond concrete, including drywall, field welding, masonry, and more, thus further expanding the potential construction addressable market, and increasing growth potential.

We have a vertical business structure (equipment, material, design expertise, construction, and scientific expertise, and collaborations with complementary firms) that allows us to design and complete the first neighborhoods in the northeast USA and meet the stated need in New Hampshire and beyond for thousands of homes for workforce housing while establishing the first 3d-printed coral reefs at scale in the world.

Our proprietary online design/order home software model will make it intuitive and easy for people to create and order a small house, a piece of artwork, or a construction feature in a more frictionless way.

The value of coral reefs internationally is in the trillions of dollars-millions of people depend on the reefs for their livelihoods and their safety as reefs protect fragile shorelines and properties. The private/public funding model for coral is working actively in the

Yucatan Peninsula of Mexico, and the degree of international interest in our coral (3d-printed concrete and 3d bio-printed living coral) is in the tens of millions of dollars already.

We plan to expand from our northeast corridor nationwide, and globally across Canada, Mexico, Thailand, the Middle East, to coral reef locations globally, and beyond, scaling our sales/business model as we go.

Sources:
https://www.thebusinessresearchcompany.corn/report/cement-and-concrete-products-global-market-report   https://www.precedenceresearch.com/3d•printing-construction•market

Financial Projections

Madco3d makes money in three different ways:

1)   Through selling 3d printed products, fabricated in our factory and shipped and/or installed on-site for our customers. Our sales come through online ordering portals, through in-person sales teams, and through online and in-person fine art galleries and other points of sales.

2)   Through construction and coral reef and coastal restoration project contracts, either as the role of design-build developer, design-build general contractor, or a technology specialist subcontractor, depending on the project.

3)   Through service fees from licensing out our technology and expertise to outside general contractors and subcontractors (Haas: hardware-as-a-service and RaaS™: Robotics-as-a-service business model).

On the construction side of the business, we make money by 3d printing homes, commercial buildings, or portions thereof, such as facades and hardscape features (though we can serve as full general contractors and can provide full logistical support from site work and roads to electric/plumbing. With our allied companies, we can also wrap Engineering, Architectural, and Expediting services all within the Madco3d vertically and horizontally integrated platform of expertise and partnerships, delivering a complete turnkey operation. Our president, Adam Kushner, has been a licensed architect and general contractor in NYC with established firms for over 30 years.

In addition, we accept commissions to 3d print custom art, furniture, structural elements, and are positioned to be able to serve the wind power industry by 3d printing pedestals and other features of wind turbines.

On the marine side of our business, we are working with entities, both public and private, in the U.S. to develop viable 3d- printed concrete coral reefs and are working with the U.S.

Commerce Department to reach out to and develop markets in the countries that have the largest reefs and the most to gain by replenishing these habitats. Paid projects come in the form of municipal government contracts, privately owned coastal contracts, and property insurance company contracts that subsidize the projects to reduce their risk actuaries.

Our current project pipeline derived from our ongoing growing list of organic inquiries, already totals over $30 million, including our first 3d printed home in New York, our first 3d printed home in Louisiana, a 3d printed single family home in Hooksett, NH, a 60+ home residential housing development in the city of Rochester, NH, and the first high-rise in NYC with 3d printed scope, with additional projects in development. These projects and expected growth have been forecast for the next three years and are valued as part of our valuation.

Business Partnerships & Relationships

Twente Additive Manufacturing: Our joint venture partnership with Twente Additive Manufacturing (TAM) provides value to Madco3d through shared use of technology and design intellectual property, as well as a distributor rights agreement for the sale of TAM 3d printers and machinery. TAM is a leader in the 3d printing industry, and Madco3d is able to leverage expertise and market exposure for the mutual benefit of both entities, enabling faster growth, and increased profitability through an efficient combination of team expertise, design, project business development, and technology.

Human Biosciences: Our joint venture partnership with Human Biosciences provides value to Madco3d through the shared use of intellectual property, specific to regenerative coral reef restoration. Human Biosciences is a leader in the development and production of living organic tissues, and Madco3d is able to leverage expertise and market exposure for the mutual benefit of both entities, enabling faster growth, increased profitability through an efficient combination of team expertise, design, and project business development, and technology, specific to the market of global coral reef restoration.

Kushner Studios: Our vertical integration with Kushner Studios is a distinct and highly valuable competitive advantage. Madco3d's president Adam Kushner is also the founder and president of Kushner Studios, and leverages his over thirty years of design expertise, partnerships, and clientele to create full design and project management capabilities for Madco3d, resulting in a highly synergistic and integrated platfom1 across technological and design management service areas.

In House Group: Our vertical integration with In House Group is a distinct and highly valuable competitive advantage. Madco3d's president Adam Kushner is also co-founder and president of In House Group and leverages his over twenty years of general contracting expertise, partnerships, and clientele to create full construction and general contracting project management capabilities for Madco3d, resulting in a highly synergistic and integrated platform across technological and construction management service areas.

Plant a Million Corals: Our joint venture partnership with the Plant a Million Corals Foundation and Dr. David Vaughn provides value to Madco3d through the shared use of intellectual property, specific to regenerative coral reef restoration. Dr. David Vaughn, with his Plant a Million Corals Foundation, is a leader in the development and production of rapidly growing living corals, and Madco3d is able to leverage expertise and market exposure for the mutual benefit of both entities, enabling faster growth, increased profitability through client combination of team expertise, design, project business development, and technology, specific to the market of global coral reef restoration.

Coral Morphologic: Our joint venture partnership with Coral Morphologic and marine biologist Colin Foord provides value to Madco3d through shared project business development and product marketing and sales, specific to regenerative coral reef restoration and marine sustainability awareness. Colin Foard, with Coral Morphologic, is a leader in the project-based education for marine sustainability and coral reef restoration, and Madco3d is able to leverage expertise and market exposure for the mutual benefit of both entities, enabling faster growth, increased profitability through an efficient combination of team expertise, design, project business development, and technology, specific to the market of global coral reef restoration and coastline protection.

The Value of the Company's Assets

Physical assets, including our current 3d printing technology and inventory, are summarized in our Balance Sheet and contribute to our valuation.

Intangible assets also provide highly valuable intellectual property, enabling rapid market growth and business development, as follows:

Madco3dTM: The Madco3dTM brand is the underpinning of not only the company name, but also an entire line of products and se1vices, that branch out from underneath the Madco3dTM umbrella, such as branded Madco3dTM materials, robotics technologies, and service models, generating potential for broad name recognition and thus marketing and business development value.

FlashcreteTM: The provisionally patented FlashcreteTM sys t e m, with currently five total provisional US patents, holds tremendous value for Madco3d, as it increases the addressable market from 3d printed residential and low-rise commercial concrete, to potentially all vertical commercial concrete construction, including code compliant multi-story, high-rise commercial concrete construction, and is adaptable to multiple trades beyond concrete, including drywall, field welding, masonry, and more.

Unlike 3d printing, which has challenges meeting stringent code compliance for reinforced concrete structural and non-structural components, automated formwork and placement of concrete or mortar can accommodate code-compliant bar reinforcement, thus making both structural and non-structural reinforced concrete designs achievable with increased efficiency than either traditional construction form and place methods or 3d printing methods.

1.   Madco3d holds five provisions US patents for the Flashcrete™ system.

2.   The Flashcrete™ system is the only 3d concrete technology strategically targeting large-scale, single story and high-rise, code-compliant commercial construction-it accommodates rebar, fiber reinforced concrete, and can be implemented on virtually any already designed and pem1itted commercial concrete project-No 3d printing technology can do this, which means increased profitability and more growth.

3.   The Flashcrete™ Autonomous Formwork and Placement System for Concrete and Cementitious Mortar use advanced software and robotics to create concrete walls, columns, and pilasters faster, less expensively, and safer.

4.   The Flashcrete™ system consists of a combination of four sets of robotic systems that together as a coordinated system can form and pour concrete and mo1tar elements in three-dimensional curved and angular geometries, including walls, headers, sills, columns, and pilasters, without the use of traditional formwork systems or manual labor to manage the hose and build up and strip the formwork. The system can operate 24 hours per day, continuously for days or weeks, until the project scope is completed.

5.   The Flashcrete System mobilizes for multistory construction able to use standard construction elevators and can form and place columns, walls, and pilasters. All mobile robots run on 360swivels, and all-terrain wheels for maximum maneuverability. The process repeats itself, following the programmed sequencing with real-time machine learning adjustments for site conditions, safety, and tolerances to create single-story or multi-story buildings, all while adhering to standard construction safety codes, guidelines, and practices.

6.   The Flash Robotics platform is capable of expanding business lines to multiple on-site trades: including masonry wall construction, drywall finishing, steel welding, and more.

Canopy TM: The CanopyTM home is a first-of-its-kind 3d printed design incorporating both extrusion-based and sand deposition 3d printing technologies, leveraging the highest and best use of each. These unique homes can be built individually or as a community neighborhood of 3d printed homes to maximize ecological and sociological benefits to their owners and users. Madco3d plans to create multiple residential developments using the CanopyTM home and neighborhood design intellectual property.

hybrjdbouse TM: The hybridhousc TM home is a first-of-its-kind combined 3d printed and modular design incorporating extrusion-based and sand deposition 3d printing technologies, as well as off-site modular prefabrication, leveraging the highest and best use of each of the distinct technologies. These unique homes can be built individually or as a community neighborhood of 3d printed-Modular homes to maximize ecological and sociological benefits to their owners and users.

Madco3d plans to create multiple residential developments using the hybrid house TM home and neighborhood design
intellectual property.

Management's Prior Achievements & Success

The team of Madco3d partners brings a vast and complementary set of expertise and experience, contributing significant value to the Company.

Adam Kushner | Founding Partner | President

Adam Kushner is a founding partner of Madco3d. He came to large format 3d printing through his allied endeavors as founder and Principal of KUSHNER studios, a n1id-sized architecture and design practice that is now in its third decade operating out of lower Manhattan, NYC. In addition, he is a partner in In House Group, his sister-allied general contracting firm, also now over two decades in practice.

After graduating with his master's from Cornell University, in addition to practicing architecture and general contracting, Adam has also kept up his interest in teaching, serving as an adjunct lecturer at local institutions and continues to remain close to academia, including offering the first course in full-scale 3d printing at the university level in America recently for the Bernard Spitzer School of Architecture in Manhattan.

He lectures often to various agencies, institutions, and organizations on a range of topics and has been well-published in professional journals as well as appearing on TV, podcasts, video, online, and in print media.

Through these various ventures, Adam has been attempting to accomplish what has always been most important to him: re- envisioning the built environment by encircling most of the design, technology, construction, and decision-making roles under a singular holistic umbrella. He is committed to bringing his vision of the possibilities of architecture vis-a-vis 3d printing and automation to the public in the most expedient and direct manner possible.

Adam has exhibited both architectural and photographic work and has written several article and

manuscript-length texts.

Daniel Bernard | Founding Partner | Executive Vice President

Dan, a native Mainer, is a founding partner, EVP, and the Director of Operations for Madco3d. He attended UMaine and Bates College. He oversees company operations based in a vintage mill in the seacoast NH region, focusing on product and machine development; business strategies, creativity, collaborations, and partnerships as well as presenting on the company's behalf.

Dan has been a green products innovator/marketer since 1990. He's worked with some of the largest international chemical, plastic, consumer products, and textile firms in developing and bringing greener products, and systems to market.

He gained national attention in the early J990s from the Associated Press, Wall Street Journal, New York Times, and National Geographic among others by launching a green catalog company that offered not only electric/solar sports cars, and electric car conversion kits but dozens of items for everyday green living.

This Jed to collaborations with Coca-Cola and Hoechst-Celanese, products created for the United Nations, Disney, ESPN, TED Talks, Nissan, Lenzing, and many others. He currently collaborates with carbon reduction scientists, academia, and leading biotech and bioprinting innovators in his work on repopulating the coral reefs.

He's an experienced professional narrator of books and magazines such as The New Yorker and has written, directed, and produced award-winning audio and radio programs. He's been a part of the regions theater, improv, and comedy community for decades.

Mark Lazar | Founding Partner

Mark Lazar is a founding partner of Madco3d. He is also CEO and sole shareholder of Lazar Equities, a developer and owner of multiple residential investment properties in Montreal and Manhattan with a focus on the redevelopment of older multi- residential properties, creating added value and protecting the heritage of the properties. In addition, Mark Lazar is Chairman of the Board of Whatstrending.com, a social media company.

Over the years, Mark has been an investor and lead partner in various companies both in manufacturing and the internet. He is also on the Board of Directors of various micro-cap OTC public companies, and an advisor consultant for micro-cap convertible debt and PIPE financing (mostly in the '90s); Head of Acquisition for real estate syndication. Lazar Equities is also an early-stage venture investor.

Brian Marshall I|Partner

Brian Marshall is a pa1tner on the Madco3d team, based in NH where our operations and manufacturing are centralized. Brian has degrees in Civil Technology, Construction Management, and Applied Business Management from the University of New Hampshire and Granite State University, along with his real estate licensure. He has also earned certification to teach English as a foreign language from SEE TEFL in Chiang Mai,T hailand, where he spearheads business development for Madco3d.

Brian is a trained improviser as well (he and EVP Dan Bernard have a history of performing comedy together in the past), a graduate of the Second City Conservatory Program in Los Angeles, where he has been cast in feature and independent films, TV shows and commercials, stage shows and musicals. He uses his improv skills as a successful entrepreneur and has brought his creativity and passion to Madco3d to help drive forward 3d printing technology and innovation.

Steve Bernard | Partner

Steve brings a wide range of skills to the everyday operations of Madco3d as well as to the creative and imaginative side of the company. He innovates solutions to mechanical and artistic challenges in real time-usi11g both his brain and hands, and has been invaluable in helping the company achieve some of its most notable goals in 3d-printed concrete art, coral, and housing elements. Steve's early experience as a sculptor and fabricating art, theatrical props, and special effects has informed the many inventive solutions he has brought to the 3d-printed table.

Steve is Dan's brother, and while they both hail from Maine, Steve spent a lot of his early life as a performing artist in the U.S., from the legendary Celebration Mime Theater in Maine to the No Elephant Circus in NYC, and on to Barnum and Bailey/Ringling Bros. Circus World and comedy clubs like The lmprov and The Ice House-and to fame in Europe on the stage, T.V. and film as a celebrity comedy performer, never ceasing his creative invention along the way.

He joined Madco3d in 2018 and has worked tirelessly, helping the company achieve its goals and keep the ship right while still keeping his hand in his creative and comedy life.

Darren Winham | Partner

Darren Winham is an economic development professional with over twenty years of experience working in both the public and private sectors. Darren is the Economic Development Director with the town of Exeter, and owner of DarWin Dynamic Solutions, an economic development consulting firm, and is a partner in Madco3d. Specializing in resource procurement, land acquisition, public relations, and business strategy, Darren works with companies of all types and sizes in order to assist with their vision and goals.

A former George Mitchell Peace Scholarship winner and member of the Sigma Beta Delta School of Business Honor Society, Darren holds current and past memberships in several strategic organizations, including the Federal lnteragency Network of Enterprise Assistance Providers (!NEAP), Seacoast Economic Development Stakeholders (founding member), Upstate California Economic Development Council and NH Collaborative Economic Development Regions. While working as the Energy Lead for the Business Relations Group of the US Department of Labor in Washington DC, Darren served as Liaison to the Departments of Energy (DOE), Housing and Urban Development (HUD), and the Environmental Protection Agency (EPA). Often asked to lecture, testify at the NH state house, or sit on panels, Darren is a fervent proponent of affordable housing to combat the growing workforce crisis and is excited to see that Madco3d's technology can be a game-changer in this space.

In conclusion, we believe that the combination of the above assets and forecasts gives a reasonable pre-money valuation of $29,850,916, and post capital raise valuation of $30,170,882.10. Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://madco3d.com/ (https://madco3d.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(I) it is required to file reports under Section 13(a) or Section 13(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in run of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/madco3d

EXHIBIT A TO 2025 ANNUAL REPORT

FINANCIAL STATEMENTS FOR MADCO3D LLC

[see attached]

Madco3d LLC (the "Company") a New York Limited Liability Company Financial

Statements (unaudited)

Year ending December 31, 2025

Statement of Financial Position

($, Except Per Unit Amounts)	As of December 31 2025
Assets	
Current Assets	
Cash and cash equivalents	$77,111
Receivables	-
Inventories	$9,163
Other current assets	-
Total current assets	$86,274
Property, plant and equipment, net	$252,942
Goodwill, net	-
Other intangible assets, net	-
Deferred income taxes	-
Other assets	$42,338
Total assets	$350,896
Liabilities and Unitholders' Equity	
Current Liabilities	
Notes and loans payable	-
Current portion of long-term debt	-
Accounts payable	-
Accrued income taxes	-
Other accruals	-
Total current liabilities	-
Revolver	$2,161
Long-term debt	-
Deferred income taxes	-
Other liabilities	-
Total liabilities	$2,161
Commitments and contingent liabilities	-
Unitholders' Equity	
Common Units	$1,046,590
Additional paid-in capital	-
Retained earnings	($697,854)
Accumulated other comprehensive income (loss)	-
Unearned compensation	-
Treasury stock, at cost	-
Total unitholders' equity	$348,736
Total unitholders' equity	$348,736
Total liabilities and unitholders' equity	$350,896

Statement of Changes in Member Equity

($, Except Per Unit Amounts)	Year ended December 31 2025
Beginning Equity Balance	$469,496
Net Income	($151,514)
Issuance/ (Repurchase) of Equity	$30,754
Dividends Paid	-
Option Proceeds	-
Ending Equity Balance	$348,736
Unit Repurchase Assumptions	
Current Year Earnings Per Unit (EPU)	0.00
Assumed Current Year EPU Multiple	0.0x
Implied Unit Price	-
Units Repurchased	-
Amount Repurchased ($ outgo)	-
New Units from Exercised Options	
New Units from Exercised Options	-
Average Strike Price	-
Option Proceeds	-
Restricted Unit Units (RUUs)	-
Dividend Assumptions	
Total Dividends Paid	-
Net Income	($151,514)
Dividend Payout Ratio	-

Statement of Operations

($, Except Per Unit Amounts)	Year ended December 31 2025
Net sales	$145,957
Cost of sales	$121,434
Gross profit	$24,523
Selling, general and administrative expenses	$112,723
Capitalized Advertising and Marketing 1	$18,653
Research and experimentation expenses	$14,353
Other (income) expense, net	-
EBITDA	($121,206)
Depreciation and amortization	($30,109)
EBIT	($151,315)
Non-service related postretirement costs	-
Interest expense, net	$199
Before Tax Income	($151,514)
Provision for income taxes	-
Net income	($151,514)
Earnings per common Unit, basic	($0)
Earnings per common Unit, diluted	($0)
Basic Weighted Average Units	7,650,652
Diluted Weighted Average Units	7,650,652

Statement of Cash Flows

($, Except Per Unit Amounts)	Year ended December 31 2025
Cash and cash equivalents at beginning of year	$ 145,685
Operating Activities	
Net income	($151,514)
Adjustments to reconcile net income	
to net cash provided by operations:	
Depreciation and amortization	$63,115
Restructuring and termination benefits, net of cash	-
Stock Unit-based compensation expense	-
Loss on early extinguishment of debt	-
Charge for U.S. tax reform	-
Deferred income taxes	-
Voluntary benefit plan contributions	-
Cash effects of changes in:	
Receivables	-
Inventories	-
Accounts payable, accrued income tax & other accruals	-
Other non-current assets and liabilities	-
Net cash provided by operations	($88,399)
Investing Activities	
Capital contributions	$21,340
Capital expenditures	-
Capitalized Advertising and Marketing	-
Research and experimental expenditures	($1,121)
Purchases of marketable securities and investments	-
Proceeds from sale of marketable securities and investments	-
Payment for acquisitions, net of cash acquired	-
Other	-
Net cash used in investing activities	$20,219
Cash Flow for Financing Activities	($68,180)
Financing Activities	
Revolver	
Short-term borrowing/(repayment) less than 90 days - net	($394)
Principal payments on debt	-
Proceeds from issuance of debt	-
Dividends paid	-
Purchases of treasury units	-
Proceeds from exercise of stock options and excess tax benefits	-
Purchases of non-controlling interests in subsidiaries	-
Net cash used in financing activities	($394)
Effect of exchange rate changes on Cash and cash equivalents	-
Net increase (decrease) in Cash and cash equivalents	($68,574)
Cash and cash equivalents at period end	$77,111

$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Madco3d LLC ("the Company") was formed in New York on July 24th, 2018. The Company is an industrial scale 3d printing technology specialist and is in the business of custom designing and building 3d printed structures, coral reefs, landscape features, furnishings, and artwork. The Company is currently in its early revenue phase, as it readies its technical capabilities and offerings for broad rollout to its growing client and project pipeline. The Company headquarters is in New York, New York, and has its main production facilities currently in Rochester and Durham, New Hampshire. The Company's customers will be located in the United States, and abroad as the Company scales. The Company completed a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Building Improvements	15-40	15,000	(2,784)	-	12,216
Machinery and Equipment	3-15	439,796	(226,216)	-	213,580
Grand Total	-	454,796	(229,000)	-	225,796

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $9,163 as of December 31st, 2025. First In First Out (FIFO) method of inventory valuation has been applied, at a value lowest of cost, market value, and net realizable value. Based on market values in the post-COVID price inflationary market, lowest value has been determined to be the inventory purchase cost basis.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred. Advertising and Marking costs associated with the crowdfunding campaign under regulation CF in 2024 have been capitalized and amortized over two years on a straight-line basis.

Research and Experimental Costs

Research and experimental expenses incurred in FY 2022, FY 2023, FY 2024, and FY 2025 are amortized over five years on a straight-line basis, starting July 1 of the respective calendar year.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation issuances as of December 31, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant
impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into Memorandum of Understanding with a third party with the intention to begin working collaboratively in a joint venture business structure. The Company believes it benefits by gaining flexibility by utilizing the third party's machines and training on projects at cost to quickly develop full-scale housing and commercial prototypes in New Hampshire and New York, then moving to full -cale residential and commercial developments in the northeast region. This would provide the flexibility to shift use of the equipment between projects. The Company does not have any other long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any long-term debt or liabilities as of December 31st, 2025.

NOTE 6 – EQUITY

The Company is a limited liability company with two classes of unit interest which including Class A Units and Class B Units.

The Company is authorized to issue 10,000,000 units, of which 7,557,193 are designated as Class A Units and 93,459 are designated as Class B Units, with the remaining amount set aside to be designated as either Class B or Class C Units as determined at a later time.

The Company had 7,557,194 Class A Units and 93,459 Class B Units issued and outstanding as of December 31st, 2024. There were no Class C Units issued or outstanding as of December 31st, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 23, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Madco3d LLC (the "Company") a New York Limited Liability Company

Financial Statements (unaudited)

Year ending December 31, 2024

Statement of Financial Position

($, Except Per Unit Amounts)	As of December 31 2024
Assets	
Current Assets	
Cash and cash equivalents	145,685
Receivables	-
Inventories	19,954
Other current assets	-
Total current assets	165,639
Property, plant and equipment, net	252,942
Goodwill, net	-
Other intangible assets, net	-
Deferred income taxes	-
Other assets	75,344
Total assets	493,925
Liabilities and Unitholders' Equity	
Current Liabilities	
Notes and loans payable	-
Current portion of long-term debt	-
Accounts payable	21,874
Accrued income taxes	-
Other accruals	-
Total current liabilities	21,874
Revolver	2,554
Long-term debt	-
Deferred income taxes	-
Other liabilities	-
Total liabilities	24,429
Commitments and contingent liabilities	-
Unitholders' Equity	
Common Units	1,015,836
Additional paid-in capital	-
Retained earnings	(546,340)
Accumulated other comprehensive income (loss)	-
Unearned compensation	-
Treasury stock, at cost	-
Total unitholders' equity	469,496
Total unitholders' equity	469,496
Total liabilities and unitholders' equity	493,925

Statement of Changes in Member Equity

($, Except Per Unit Amounts)	Year ended December 31 2024
Beginning Equity Balance	269,900
Net Income	(144,200)
Issuance/ (Repurchase) of Equity	343,796
Dividends Paid	-
Option Proceeds	-
Ending Equity Balance	469,496
Unit Repurchase Assumptions	
Current Year Earnings Per Unit (EPU)	(0.00)
Assumed Current Year EPU Multiple	0.0x
Implied Unit Price	-
Units Repurchased	-
Amount Repurchased ($ outgo)	-
New Units from Exercised Options	
New Units from Exercised Options	-
Average Strike Price	-
Option Proceeds	-
Restricted Unit Units (RUUs)	-
Dividend Assumptions	
Total Dividends Paid	-
Net Income	(144,200)
Dividend Payout Ratio	-

Statement of Operations

($, Except Per Unit Amounts)	Year ended December 31 2024
Net sales	121,685
Cost of sales	104,553
Gross profit	17,132
Selling, general and administrative expenses	100,153
Capitalized advertising and marketing expenses	18,653
Research and experimentation expenses	12,056
Other (income) expense, net	-
EBITDA	(113,730)
Depreciation and amortization	30,109
EBIT	(143,839)
Non-service related postretirement costs	-
Interest expense, net	361
Before Tax Income	(144,200)
Provision for income taxes	-
Net income	(144,200)
Earnings per common Unit, basic	(0)
Earnings per common Unit, diluted	(0)
Basic Weighted Average Units	7,650,652
Diluted Weighted Average Units	7,650,652

Statement of Cash Flows

($, Except Per Unit Amounts)	Year ended December 31 2024	
Cash and cash equivalents at beginning of year	$	74,967
Operating Activities		
Net income		(144,200)
Adjustments to reconcile net income		
to net cash provided by operations:		
Depreciation and amortization		60,818
Restructuring and termination benefits, net of cash		-
Stock Unit-based compensation expense		-
Loss on early extinguishment of debt		-
Charge for U.S. tax reform		-
Deferred income taxes		-
Voluntary benefit plan contributions		-
Cash effects of changes in:		
Receivables		-
Inventories		-
Accounts payable, accrued income tax & other accruals		-
Other non-current assets and liabilities		-
Net cash provided by operations		(83,382)
Investing Activities		
Capital contributions		235,470
Capital expenditures		-
Capitalized Advertising and Marketing		(37,305)
Research and experimental expenditures		(33,056
Purchases of marketable securities and investments		-
Proceeds from sale of marketable securities and investments		-
Payment for acquisitions, net of cash acquired		-
Other		-
Net cash used in investing activities		165,108
Cash Flow for Financing Activities		81,726
Financing Activities		
Revolver		
Short-term borrowing/(repayment) less than 90 days - net		(11,008)
Principal payments on debt		-
Proceeds from issuance of debt		-
Dividends paid		-
Purchases of treasury units		-
Proceeds from exercise of stock options and excess tax benefits		-
Purchases of non-controlling interests in subsidiaries		-
Net cash used in financing activities		(11,008)
Effect of exchange rate changes on Cash and cash equivalents		-
Net increase (decrease) in Cash and cash equivalents		70,718
Cash and cash equivalents at period end	$	145,685

Madco3d LLC
Notes to the Unaudited Financial Statements
December 31st, 2024

$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Madco3d LLC ("the Company") was formed in New York on July 24th, 2018. The Company is an industrial scale 3d printing technology specialist and is in the business of custom designing and building 3d printed structures, coral reefs, landscape features, furnishings, and artwork. The Company is currently pre-revenue, as it readies its technical capabilities and offerings for broad rollout to its growing client and project pipeline. The Company headquarters is in New York, New York, and has its main production facility currently in Rochester, New Hampshire. The Company's customers will be located in the United States, and abroad as the Company scales. The Company is currently conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are

observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Building Improvements	15-40	15,000	(2,408)	-	12,592
Machinery and Equipment	3-15	439,796	(193,150)	-	246,646
Grand Total	-	454,796	(195,558)	-	259,238

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $19,954 as of December 31st, 2024. First In First Out (FIFO) method of inventory valuation has been applied, at a value lowest of cost, market value, and net realizable value. Based on market values in the post-COVID price inflationary market, lowest value has been determined to be the inventory purchase cost basis.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred. Advertising and Marking costs associated with the crowdfunding campaign under regulation CF in 2024 have been capitalized and amortized over two years on a straight-line basis.

Research and Experimental Costs

Research and experimental expenses incurred in FY 2022, FY 2023, and FY 2024 are amortized over five years on a straight-line basis, starting July 1 of the respective calendar year.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant
impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into Memorandum of Understanding with a third party with the intention to begin working collaboratively in a joint venture business structure. The Company believes it benefits by gaining flexibility by utilizing the third party's machines and training on projects at cost to quickly develop full-scale housing and commercial prototypes in New Hampshire and New York, then moving to full-scale residential and commercial developments in the northeast region. This would provide the flexibility to shift use of the equipment between projects. The Company does not have any other long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any long-term debt or liabilities as of December 31st, 2024.

NOTE 6 – EQUITY

The Company is a limited liability company with two classes of unit interest which including Class A Units and Class B Units.

The Company is authorized to issue 10,000,000 units, of which 7,557,193 are designated as Class A Units and 93,459 are designated as Class B Units, with the remaining amount set aside to be designated as either Class B or Class C Units as determined at a later time.

The Company had 7,557,194 Class A Units and 93,459 Class B Units issued and outstanding as of December 31st, 2024. There were no Class C Units issued or outstanding as of December 31st, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 27, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.